First Corporation

254 – Midlake Boulevard

Calgary, AB T2X 2X7

May 22, 2007

United States Securities

And Exchange Commission

Attention:

Susann Reilly

Raj Ragan

John Reynolds

RE: First Corporation

Form SB-2, Amendment 13, filed May 9, 2007

File No.: 333-122094

Dear Ms. Reilly, Mr. Ragan and Mr. Reynolds:

Enclosed are three clean and three redlined courtesy copies of to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on May 21, 2007.

1. Reconcile the disclosure throughout the prospectus as to the amount of the loan from the officers and directors, $20,000, with note six to the financial statements, which indicates $20,500 was loaned to the company.

We have made the requested adjustments throughout the document.

2.  We reissue comment three from our letter dated April 24, 2007. Update the cash on hand as of the most recent practicable date. Please do so throughout the prospectus and in particular, the first risk factor.

Cash on hand has been updated to May 22, 2007.

3.

Please update the disclosure throughout the prospectus in light of the passing of the May 20, 2007 deadline for completion of the minimum exploration requirement. We may have further comment.

Updates have been made throughout the document.  We are forwarding the receipt from the Department of Mines, Province of Ontario as correspondence.

Risk Factors, page 5

4.

Explain the reference to your geological consultants proceeding on your claim as of May 21, 2007, when the registration statement was filed on May 9, 2007.

Initially we made an assumption that our registration statement would be effective long before our May 20, deadline.  The reference to May 21 was to illustrate our intention of continuing on with the exploration project.  Since the timeline has been altered, we have made a change in this disclosure.

Use of Proceeds, page 10

5.

We note the disclosure that the officers have agreed to advance $45,000 over the next six months, with $10,000 going to the $10,000 minimum expenditure on the mineral claim by May 20, 2007 and $34,000 to cover the balance of the estimated offering expenses. Reconcile with the disclosure you have added that the officers and directors have loaned the company $20,000 to pay for the Magnetometer survey. This would not leave $34,000 remaining under the agreement to advance funds to pay the estimated offering expenses. Explain how you plan to pay your remaining estimated offering expenses

We have altered the registration statement to include the commitment of our officers and directors to advance a further $35,000 in addition to the advance of $20,000 for the exploration program.

Description of Business

6.

Update this section and, also, the General Working Capital section on page 12, to disclose whether or not, and how, you have fulfilled the requirements to keep the claims in good standing after May 20, 2007. Also disclose whether or not you have submitted your compliance to the appropriate governmental office and whether or not you are in "good standing" status subsequent to May 20, 2007.

We have made alterations in the registration statement to confirm that the work requirements have been fulfilled.  We have filed the appropriate documents with the Dept. of Mines, Province of Ontario and have included a copy of the faxed receipt as correspondence.

7.

We note your response to comment eight from our letter dated April 24, 2007 and the disclosure on page 43 in the event the company is unsuccessful in raising funds in this offering that the company would not be able to implement its business plan, would seek other opportunities, and does not limit itself to seeking other mineral claims. We reissue our prior comment. In light of the disclosure in this section, it appears that the company may be a blank check company and therefore that Rule 419 of Regulation C would apply to this offering. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." (See Securities Act Release No. 6932, April 13, 1992.) Please revise the offering accordingly or provide a detailed analysis as to why you do not believe that you are a blank check company. We may have further comment.

We are a mining exploration company.  We have a business plan.  We are following our business plan.  We have no intention of dropping our  mineral claims as long as indications are present that warrant further investigation.  In the interests of full and complete disclosure we stated that:

1) we might consider an oil and gas play if and when one became available.                We also stated that should all natural resource opportunities not be available we might, in the interest of the shareholders look at other possibilities.  In no way did we state that we had any intention of doing so.  We respectfully ask that you consider that this point is moot if we are unable to receive subscription for a minimum of 666,6677 shares ($100,000) from our public offering should our registration statement become effective.

8.

At the bottom of page 13, please clarify how much of the funds to be loaned by Mr. Larsen and Ms. Cousineau will be used to pay your offering costs. Also, clarify how much will be repaid to Mr. Larsen and Ms. Cousineau from the proceeds of this offering and the categories under which the repayments will fall:

"Mr. Larsen and Ms. Cousineau have verbally agreed that these funds would be advanced as shareholder loans, would bear no interest and would have no terms of repayment other than any accumulated shareholder loans for the purpose of paying for our offering costs will be repaid out of the proceeds of this offering."

As appropriate, revise the related transactions section to disclose loans from the principals.

This comment has been complied with.

 Certain Relationships and Related Transactions pane 41

9.

The $20,000 loan from the officers and directors should be disclosed in this section. Also, the agreement to provide up to $45,000 in loans should be disclosed in this section.

These disclosures have been made.

Item 26. Recent Sales of Unregistered Securities

10.

We note the references to your reliance upon Section 4(2) of Regulation C for the October 5, 2004 transaction. We have reviewed the disclosure regarding the sophistication of investors and it does not appear that the investors have met the level of sophistication required by Section 4(2) of Regulation C. Consider whether another exemption, such as Rule 504 of Regulation D would be available for all of the US residents. If so, remove references to Section 4(2).

We have made the appropriate changes to reflect your suggestion.  Our thanks.

Exhibits

11.

Please file a validly executed exhibit 99.1. Also, this is a material contract and should be filed as exhibit 10 rather than 99.

We have made the necessary changes to comply.

12.

Counsel should file as an exhibit a consent to the use of his name in the registration statement.

Counsel has included his consent in his opinion on legality.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Todd Larsen

    Todd Larsen, President and Chief Executive Officer